UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey

CapGen Capital Group IV LP

280 Park Avenue

40th Floor West, Suite 401

New York, New York 10017

(212) 542-6868

Copy to:

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106
1.	Names of Reporting Persons. CapGen Capital Group IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares is based on 5,887,779 shares of Common Stock (as defined herein) outstanding as of November 16, 2010 (after giving effect to the issuances of shares of Common Stock on November 16, 2010), as disclosed by the Issuer (as defined herein) in its Proxy Statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on October 19, 2010.

CUSIP No. 469249106
1.	Names of Reporting Persons. CapGen Capital Group IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares is based on 5,887,779 shares of Common Stock outstanding as of November 16, 2010 (after giving effect to the issuances of shares of Common Stock on November 16, 2010), as disclosed by the Issuer in the Proxy Statement.

CUSIP No. 469249106
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of the percentage of outstanding shares is based on 5,887,779 shares of Common Stock outstanding as of November 16, 2010 (after giving effect to the issuances of shares of Common Stock on November 16, 2010), as disclosed by the Issuer in the Proxy Statement.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Jacksonville Bancorp, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is located at 100 North Laura Street, Suite 1000, Jacksonville, Florida 32202.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group IV LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group IV LLC, a Delaware limited liability company (“CapGen LLC”) and (iii) Mr. Eugene A. Ludwig. The business address of each of the Reporting Persons is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The principal business of CapGen LP is to invest in companies.

The general partner of CapGen LP is CapGen LLC, the principal business of which is to serve as the general partner of CapGen LP and to manage its investments.

The managing member of CapGen LLC is Mr. Ludwig. The present principal occupation of Mr. Ludwig is serving as a manager of CapGen LLC and various affiliated entities, and as a member of the management committees and investment committees of CapGen LLC and other affiliated entities and as Chief Executive Officer of Promontory Financial Group, LLC (“Promontory”) and Chairman and Chief Executive Officer of Promontory Interfinancial Network, LLC, among other related companies. The principal business of Promontory is consulting related activities for global financial services companies. The business address of Promontory is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004.

Mr. John Rose and Mr. Robert Goldstein, along with Mr. Ludwig, are the principal members of CapGen LLC (the “Principal Members”). The management and operation of the business and affairs of CapGen LLC is vested with a management committee, comprised of the Principal Members and Mr. John Sullivan. All decisions with respect to the voting or disposition of the shares of Common Stock held by CapGen LP are made by an investment committee, comprised of the Principal Members, Mr. Sullivan, Mr. Alfred Moses and Mr. Edward Mathias (the “Investment Committee Members”), each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. All investment committee actions are effected with the consent of Mr. Ludwig, one additional Principal Member and a majority in interest of the Investment Committee Members.

The business address of Messrs. Rose, Goldstein, Ludwig and Sullivan is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017. Messrs. Ludwig, Rose, Goldstein, Sullivan, Moses and Mathias are United States citizens. The present principal occupations of Messrs. Rose, Goldstein and Sullivan are serving as members of the management committees and investment committees of CapGen LLC and other affiliated entities. The present principal occupation of Mr. Moses is serving as Senior Partner and Chief Operating Officer of Promontory. The business address of Mr. Moses is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004. The present principal occupation of Mr. Mathias is serving as Managing Director and Partner of The Carlyle Group. The principal business of The Carlyle Group is investments in securities. The business address of The Carlyle Group is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

None of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of 2,684,144 shares (the “Shares”) of Common Stock were $24,157,296 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP and its general partner, CapGen LLC (which cash was provided to CapGen LLC by its members).

Item 4.	Purpose of Transaction

On November 16, 2010, pursuant to the terms of a Stock Purchase Agreement, dated May 10, 2010 (as amended on September 20, 2010 and October 12, 2010, the “Stock Purchase Agreement”), among the Issuer, CapGen LP and the other investors party thereto the (“Investors”), CapGen LP purchased from the Issuer the Shares for investment purposes (the “Investment”). The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. On October 14, 2010, CapGen LLC and CapGen LP (collectively “CapGen”) received approval from the Board of Governors of the Federal Reserve System (the “Fed”) to acquire up to 49.9% of the Common Stock, which approval expires on January 14, 2011. To the extent CapGen has not increased its ownership to up to 49.9% of the Common Stock at that time, CapGen LP intends to seek one or more three-month extensions of such approval from the Fed. If such extension or extensions are not granted, then CapGen LP would need further approvals from the Fed to acquire additional shares of Common Stock after the later of (i) January 14, 2010 and (ii) the expiration of any extension granted by the Fed. In addition, CapGen would need further approvals from the Fed to increase its ownership of Common Stock in excess of 49.9% of the class.

To the extent permitted by the Stock Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, or dispose of shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable), from time to time, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

The Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the terms of the Stock Purchase Agreement, so long as CapGen LP or any of its affiliates owns more than 10% of the outstanding Common Stock, CapGen LP is entitled to designate up to two people for election to the board of directors of the Issuer at each annual meeting of the Issuer. On November 16, 2010, the Issuer appointed John Sullivan to the board of directors as one of CapGen LP’s two designated directors. Also effective November 16, 2010, CapGen appointed John W. Rose, an existing director of the Issuer, as its second designated director. Mr. Rose has been on the Board of Directors of the Issuer since 1999 and has owned Common Stock in the Issuer in an individual capacity since November 5, 2007, as reported on Schedule 13D filed with Securities and Exchange Commission (“SEC”) on November 15, 2007. Mr. Rose is not part of the reporting group and as such the 98,550 shares of Common Stock beneficially owned by him, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on October 19, 2010, are not reported herein; the shares beneficially owned by Mr. Rose are, however, aggregated with CapGen’s Shares for purposes of the Fed’s determination whether CapGen has reached the 49.9% ownership threshold.

The foregoing references to and descriptions of the Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, and which are incorporated by reference into this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group IV LP	2,684,144	45.6%	2,684,144	0	2,684,144	0
CapGen Capital Group IV LLC	2,684,144	45.6%	2,684,144	0	2,684,144	0
Eugene A. Ludwig	2,684,144	45.6%	0	2,684,144	0	2,684,144

*	The calculation of the percentage of outstanding shares is based on 5,887,779 shares of Common Stock outstanding as of November 16, 2010 (after giving effect to the issuances of shares of Common Stock on November 16, 2010), as disclosed by the Issuer in the Proxy Statement.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On May 10, 2010, CapGen LP entered into the Stock Purchase Agreement pursuant to which CapGen LP acquired the Shares in exchange for the Purchase Price. In connection with the Stock Purchase Agreement, on May 10, 2010, CapGen LP also entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).

Stock Purchase Agreement

The Stock Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to the Investors relating to, among other things, the Issuer, its business and the issuance of the Shares.

Board Representation. So long as CapGen LP or any of its affiliates owns more than 10% of the outstanding Common Stock, CapGen LP is entitled to designate up to two people for election to the board of directors of the Issuer at each annual meeting of the Issuer.

John W. Rose has served as a director of the Issuer since 1999 and is CapGen LP’s first designated director. On November 16, 2010, the Issuer appointed John Sullivan to the board of directors as CapGen LP’s second designated director.

Preemptive Rights. If the Issuer offers to sell Covered Securities (as defined below) in a public or private offering of Covered Securities solely for cash any time during a period of 24 months commencing on November 16, 2010, each Investor will be afforded the opportunity to acquire from the Issuer, for the same price and on the same terms as such Covered Securities are offered, in the aggregate up to the amount of Covered Securities required to enable such Investor to maintain its “Investor Percentage Interest”, which is defined to mean the percentage equal to (A) the aggregate number of shares of Common Stock beneficially owned by the Investor as of the date of determination divided by (B) the total number of outstanding shares of Common Stock as of such date.

“Covered Securities” include Common Stock and any rights, options or warrants to purchase or securities convertible into or exercisable or exchangeable for Common Stock, other than securities that are (A) issued by the Issuer pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employees, consultants, officers or directors of the Issuer, (B) issued by the Issuer in connection with a business combination or other merger, acquisition or disposition transaction, partnership, joint venture, strategic alliance or investment by the Issuer or similar non-capital raising transaction or (C) issued as a dividend or in connection with a dividend reinvestment or stockholder purchase plan.

Registration Rights Agreement

Registration Rights. The Issuer has agreed to prepare and file by December 16, 2010, with the SEC a registration statement on Form S-1 or S-3 (if eligible) (the “Shelf Registration”) with respect the resale from time to time, whether underwritten or otherwise, of the of the shares of Common Stock held by the Investors and their transferees (the “Registrable Securities”). So long as the Shelf Registration is effective as required by the Registration Rights Agreement and in compliance with the Securities Act of 1933 (as amended, the “Securities Act”), and usable for resale of Registrable Securities, the Investors and their transferees are entitled to demand any number of takedowns (including underwritten takedowns; provided that (i) the Registrable Securities requested to be included in such underwritten takedown constitute at least 25% of the Registrable Securities then outstanding or (ii) the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $2,500,000 from the Shelf Registration).

The Registration Rights Agreement also grants CapGen LP and the other Investors customary piggy back registration rights in the event the Issuer proposes to file a registration statement under the Securities Act for purposes of a public offering of securities of the Issuer (whether in connection with a public offering of securities by the Issuer, a public offering of securities by shareholders of the Issuer, or both).

*  *  *

The foregoing references to and descriptions of each of the Stock Purchase Agreement, the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of (i) the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, and (ii) the Registration Rights Agreement, which is attached hereto as Exhibit 5, as amended by Amendment No. 1 thereto, which is included in Exhibit 3, and in each case which are incorporated by reference into this Item 6.

On November 16, 2010, Mr. Sullivan was appointed to the board of directors of the Issuer as one of CapGen LP’s designated directors. Mr. Rose was also appointed as one of CapGen LP’s designated directors. The Reporting Persons disclaim their potential status as directors by deputization by virtue of Messrs. Rose and Sullivan’s positions on the board of directors of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 26, 2010, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 2	Stock Purchase Agreement, dated May 10, 2010, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on May 14, 2010)

Exhibit 3	Amendment No. 1, dated September 20, 2010, to Stock Purchase Agreement among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto, dated as of May 10, 2010 (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2010)

Exhibit 4	Amendment No. 2, dated October 12, 2010, to Stock Purchase Agreement among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto, dated as of May 10, 2010 (incorporated by reference to Annex C to Jacksonville Bancorp, Inc.’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the SEC on October 13, 2010)

Exhibit 5	Registration Rights Agreement, dated May 10, 2010, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.3 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on May 14, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2010

CAPGEN CAPITAL GROUP IV LP

	By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:		/s/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig
Title:		Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:		/s/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig
Title:		Managing Member

EUGENE A. LUDWIG

By:		/s/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated November 26, 2010, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 2	Stock Purchase Agreement, dated May 10, 2010, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on May 14, 2010)

Exhibit 3	Amendment No. 1, dated September 20, 2010, to Stock Purchase Agreement among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto, dated as of May 10, 2010 (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2010)

Exhibit 4	Amendment No. 2, dated October 12, 2010, to Stock Purchase Agreement among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto, dated as of May 10, 2010 (incorporated by reference to Annex C to Jacksonville Bancorp, Inc.’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the SEC on October 13, 2010)

Exhibit 5	Registration Rights Agreement, dated May 10, 2010, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.3 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on May 14, 2010)